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                             August 25, 2020

       Walter G. Borst
       Chief Financial Officer
       NAVISTAR INTERNATIONAL CORP
       2701 Navistar Drive
       Lisle, IL 60532

                                                        Re: NAVISTAR
INTERNATIONAL CORP
                                                            Form 10-K for the
Year Ended October 31, 2019
                                                            Filed December 17,
2019
                                                            Form 10-Q for the
Period Ended April 30, 2020
                                                            Filed June 4, 2020
                                                            File No. 001-09618

       Dear Mr. Borst:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the period ended April 30, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 45

   1. We note that your current discussion of changes in your results of operations includes a discussion of the
factors responsible for the changes. However, it does not provide adequate quantification
as to how each factor impacted your results of operations for the periods presented. For
example, you state that certain changes were    primarily    attributed
                                                        to one factor or
partially offset    by another factor. Where multiple factors impact a line
                                                        item in your financial
statements, please revise to quantify, where practical, how each factor impacted your
reported results of operations in accordance with Item 303(a)(3) of
                                                        Regulation S-K and
Section III.D of Release No. 33-6835. In your response, please provide us with an
example of the disclosure to be included in future filings based on
 Walter G. Borst
NAVISTAR INTERNATIONAL CORP
August 25, 2020
Page 2
         current results.
Critical Accounting Policies, page 57

2. On page 17, you disclose impairment triggers that resulted in impairment charges.
         On page 43, you disclose that the full severity and duration of the related global economic crisis is not known, but it is expected to continue to negatively impact your operating results and you expect the impacts of the COVID-19 pandemic on your results to be more significant in the third quarter and may continue until global economic conditions improve. Please tell us the material assumptions considered in your most recent impairment analysis for long-lived assets. Additionally, tell us if you believe these assumptions are reasonably likely to change for your third quarter in fiscal 2020 as compared to those used for the first half of fiscal 2020. Finally, revise future filings to provide disclosure required by ASC 275-10-50-8, as applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameWalter G. Borst        Sincerely,
Comapany NameNAVISTAR INTERNATIONAL CORP
                                         Division of Corporation Finance
August 25, 2020 Page 2                   Office of Manufacturing
FirstName LastName